Zomedica Pharmaceuticals Corp.

3928 Varsity Drive

Ann Arbor, Michigan 48018

April 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Attention: Joseph McCann

Re:	Zomedica Pharmaceuticals Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 9, 2017

CIK No. 0001684144

Dear Mr. McCann:

Zomedica Pharmaceuticals Corp. (the “Company”), is hereby responding to the letter, dated March 27, 2017 (the “Comment Letter”), from Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance, of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), regarding Amendment No. 1 to the Company’s draft Registration Statement on Form S-1, confidentially submitted to the Commission on March 9, 2017 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is today filing the Registration Statement (the “Registration Statement”).

For ease of reference, set forth below are the comments of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

Securities and Exchange Commission Page 2

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies, page 72

1.	We note your revised disclosures on page 72-73. Please revise to clarify whether you are a shell company or a former shell company. Also, please tell us what consideration you have given to the Division of Corporation Finance’s September 6, 2013 response concerning the application of Rule 144(i) to Certain Canadian Issuers, which letter is available at: https://www.sec.gov/divisions/corpfin/cf-noaction/2013/certaincanadianissuers090613-144.htm.

The Company respectfully advises the Staff that it had previously considered the Division of Corporation Finance’s September 6, 2013 response concerting the application of Rule 144(i) to Certain Canadian Issuers, and determined that the Company remains a shell company because it did not meet requirement 6 of that response in that the Company has not filed an Annual Information Form, prepared in accordance with Canadian securities laws, on SEDAR during the preceding 16 months As requested, the disclosure in the Registration Statement has been revised to clarify that the Company will continue to be a “shell company” for purposes of Rule 144(i) until the requirements of that response have been met.

Index to Financial Statements, page F-1

2.	We note your response to prior comment 16 and the audited financial statements of Zomedica Pharmaceuticals Corp. provided for the period from incorporation on May 14, 2015 to December 31, 2016, as well as the unaudited financial statements of Zomedica Pharmaceuticals Inc. provided for the period from January 1, 2016 to April 20, 2016 in your registration statement. Please provide the following:

•	As Zomedica Pharmaceuticals Corp., as a non-operating public shell company, had no operations from inception date on May 14, 2015 to the qualifying transaction date on April 21, 2016, please revise to clearly disclose the audited financial statements for the May 14, 2015 to December 31, 2015 period as those of the predecessor, Zomedica Pharmaceuticals Inc.

•	Please tell us what consideration you gave to auditing the financial statements of Zomedica Pharmaceuticals Inc. for the period from January 1, 2016 to April 20, 2016 in your registration statement. Refer to Regulation S-X, Article 8-02.

Note 1 to the audited financial statements has been revised in response to this comment. In addition, audited financial statements of Zomedica Pharmaceuticals Inc. for the period from January 1, 2016 to April 20, 2016 have been included in the Registration Statement.

Securities and Exchange Commission Page 3

Notes to the consolidated financial statements

For the year ended December 31, 2016 and for the period from May 14, 2015 (Date of Incorporation) to December 31, 2015

18. Recapitalization involving a public shell, page F-25

3.	We note your response to prior comment 17 and the disclosure that the qualifying transaction was accounted for as a recapitalization under U.S. GAAP with any excess of the fair value of the shares issued by the private entity over the value of the non-monetary assets of the public shell corporation is recognized as a reduction in equity. Further, we note your disclosure on page 32 that the qualifying transaction was treated as a reverse acquisition with ZoMedica Inc. being identified as the acquirer for accounting purposes and the net assets of Zomedica Pharmaceuticals Corp. being recorded at fair value at the date of the qualifying transaction. Please revise the document to ensure the accounting for the recapitalization and reference to Zomedica Pharmaceuticals Inc. as the predecessor is accurately and consistently disclosed.

The disclosure in the Registration Statement has been revised to be consistent throughout.

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Securities and Exchange Commission Page 4

Please contact our counsel, Jack Hogoboom of Lowenstein Sandler LLP, at (973) 597-2382 or the undersigned at (734) 369-2555 with any questions regarding the contents of this letter or the Registration Statement.

Very truly yours,

/s/ Gerald Solensky, Jr.

Gerald Solensky, Jr.

Chairman and Chief Executive Officer

cc:	John D. Hogoboom
Paul Bolger